November 18, 2008

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: General Communication, Inc.
Item 4.02 Form 8-K Filed November 6, 2008
File No. 0-15279

Dear Mr. Spirgel:

This letter is provided in response to your letter dated November 7, 2008.  Included below is your comment with our answer immediately following.

Item 4.02 Form 8-K filed November 6, 2008

1.
Please amend your Form 8-K to disclose the effects of the restatement on your financial statements.  For example, you should disclose the effect of the restatement on your earnings per share, net income, and the related impact on your balance sheet and cash flow statements.

Response
We filed a Form 8-K/A Amendment No. 1 for Item 4.02(a) on November 13, 2008, with the Securities and Exchange Commission (“SEC”) that included the effect of the restatement on our earnings per share, net income and the impact on the balance sheet and cash flow statement as requested.  Additionally, we updated the amounts that were disclosed in the original Form 8-K Item 4.02(a) to reflect additional depreciation expense that was discovered in the process of completing our review.

We filed a Form 8-K/A Amendment No. 2 for Item 4.02(a) on November 18, 2008, with the SEC to amend and restate the information contained in the Form 8-K/A Amendment No. 1.  Specifically, the Form 8-K/A Amendment No. 2 corrected income tax expense for the three months ended March 31, 2008 and June 30, 2008, resulting in a $1.1 million decrease in income tax expense to $1.4 million for the three months ended March 31, 2008, and a $1.1 million increase in income tax expense to $1.8 million for the three months ended June 30, 2008.  The income tax expense for the six months ended June 30, 2008, was unchanged.

The changes to the original Form 8-K are as follows:
•	Changed the depreciation expense for the first and second quarters of 2008 to reflect additional information that came to our attention during our review.
•
Added a disclosure showing the effect of the restatement on our balance sheets as of March 31, 2008 and June 30, 2008 as well the impact on net income and earnings per share for the three months ended March 31, 2008 and the three and six months ended June 30, 2008, and statement of cash flows for the three and six months ended March 31 and June 30, 2008.

For a review of our detailed disclosures we refer you to the Form 8-K/A Amendment No. 1 filed with the SEC on November 13, 2008, and the Form 8-K/A Amendment No. 2 filed with the SEC on November 18, 2008.

We acknowledge our responsibility for the adequacy and accuracy of the disclosure in our filings.

Securities and Exchange Commission
November 18, 2008

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

We acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If after you have reviewed this letter you still have questions regarding our accounting treatment, we respectfully request a conference with the staff to discuss your concerns and how we may adequately address them.

Please contact the undersigned at (907) 868-5628 if you have additional questions or require more information.

Sincerely,

/s/ John M. Lowber

John M. Lowber
Senior Vice President
Chief Financial Officer,
Secretary and Treasurer
General Communication, Inc.